Contractor Plus, Inc.

Profit and Loss

January - December 2022

	TOTAL	
	JAN - DEC 2022	JAN - DEC 2021 (PP)
Income		
Discounts given	-4,190.90	-2,949.10
Services	0.00	14.00
Base Subscriptions	87,101.46	27,352.40
Contractor+ Websites	3,831.94	644.00
Lead Generation	8,280.00	320.00
Logo Design	1,106.00	1,083.00
Payment Facilitation (Wepay)	6,109.21	
Thumbtack	739.63	
Total Services	**107,168.24**	**29,413.40**
Total Income	**$102,977.34**	**$26,464.30**
GROSS PROFIT	**$102,977.34**	**$26,464.30**
Expenses		
Advertising & Marketing	10,830.56	32,991.31
Bank Charges & Fees	0.00	0.00
Charity and donations	207.98	
Depreciation of Office Equipments	275.75	
Finance cost	5,676.36	1,777.26
General Expense	8,409.85	3,614.44
Legal & Professional Services	2,346.45	1,758.75
Miscellaneous Expense		0.00
Office Supplies and Equipments	1,248.67	540.47
Recurring Expense	14,777.88	1,151.76
Repairs & Maintenance		0.00
Salaries and Wages	125,021.14	64,137.01
Stripe fees	11,132.35	3,388.48
Travel	5,418.90	2,745.49
Total Expenses	**$185,345.89**	**$112,104.97**
NET OPERATING INCOME	**$ -82,368.55**	**$ -85,640.67**
Other Income		
Other Income	72.25	727.37
Total Other Income	**$72.25**	**$727.37**
NET OTHER INCOME	**$72.25**	**$727.37**
NET INCOME	**$ -82,296.30**	**$ -84,913.30**